EXHIBIT 21.1

LIST OF SUBSIDIARIES

1.	Enterprise Network Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

2.	Wireless Bundled Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

3.	Wireless Messaging Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

4.	Energy Broadband, Inc., a Nevada corporation, 96.37% owned by ERF Wireless, Inc.